Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

10 November 2016

Re:          Kelvin Medical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 13, 2016
File No. 333-212791

Dear Mr. Jones:

We are in receipt of your correspondence dated November 4, 2016, and on behalf of Mr. William Mandel, President of Kelvin Medical, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Kelvin Medical.

Products, page 21

1.  We note your response to prior comment 6. Please provide us with support for the disclosure in the second paragraph of this section that the model of four times the cost of goods is “well supported.”  Also, provide us with a copy of the report mention in the third paragraph in this section.  In addition, explain why you believe that the retail price for the products on page 22 is reasonable.

Response:  We have revised our document to eliminate the costs of the products in this section.

2.  We note your response to prior comment 7 and the new disclosure on page 25.  Please file as an exhibit the consent of Blue Ocean Innovations Ltd.

Response:  We have revised our document to more accurately describe the testing process and have eliminated Blue Ocean Innovations Ltd. from our document.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
And Exchange Commission
Re:  Kelvin Medical, Inc.
10 November 2016

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. William Mandel at (530) 388-8706.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. William Mandel, President
       Kelvin Medical, Inc.